Exhibit 99.1

AMARIN CORPORATION PLC

LONDON, United Kingdom, June 19, 2007, Amarin Corporation plc (“Amarin” or "Company") announces that it is sending to its shareholders today the following documentation in relation to its Annual General Meeting to be held at 7 Curzon Street, Mayfair, London W1J 5HG on July 19, 2007, a Notice of the Annual General Meeting, a Proxy Form, a copy of its Annual Report for the year ended December 31, 2006 and a letter regarding the potential future communication of shareholder information by electronic means.  A copy of each of these documents is available on the Company’s website at http://www.amarincorp.com/investor_relations/investor_relations.424.html

About Amarin

Amarin is committed to improving the lives of patients suffering from diseases of the central nervous system.  Our goal is to be a leader in the research, development and commercialization of novel drugs that address unmet patient needs.

Amarin’s core development pipeline includes, in addition to Miraxion for several therapeutic indications, four other key development programs in Parkinson’s disease, epilepsy seizures, memory and cognition and our proprietary pre-clinical combinatorial lipid program.

Amarin has its primary stock market listing in the U.S. on NASDAQ (“AMRN”) and secondary listings in the U.K. and Ireland on AIM (“AMRN”) and IEX (“H2E”), respectively.

For press releases and other corporate information, visit the Amarin website at http://www.amarincorp.com. Information on our website does not form part of this press release.

Contacts:
Amarin	+44 (0) 207 907 2442
Rick Stewart	Chief Executive Officer
Alan Cooke	President and Chief Financial Officer
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.
Anne Marie Fields	+1 212 838 3777
Bruce Voss	+1 310 691 7100

Media:
Powerscourt	+44 (0) 207 250 1446
Rory Godson

Ends.